UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934




                                   ZiLOG, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    989524301
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                                 (CUSIP Number)

   Jeffrey C. Moskowitz                        with a copy to:
   Managing Member                             Steven E. Siesser, Esq.
   Harvey Partners, LLC                        Lowenstein Sandler PC
   350 Madison Avenue, 8th Floor               1251 Avenue of the Americas
   New York, New York 10017                    New York, New York
   (212) 389-8760                              (212) 204-8688
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 2008
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      989524301
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

           Harvey Partners, LLC
           20-3760303
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  AF, WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:   Delaware, United States
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    Number of                      7. Sole Voting Power:              1,308,100*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         1,308,100*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:     1,308,100*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
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13. Percent of Class Represented by Amount in Row (11):                    7.7%*
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14. Type of Reporting Person (See Instructions):   IA
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*As  of  December  22,  2008,  Harvey  SMidCap  Fund,  LP,  a  Delaware  limited partnership ("SMidCap Fund"), held 1,111,885 shares of common stock, par value $0.01 per share (the "Common Shares"), of ZiLOG, Inc., a Delaware corporation (the "Company"). As of December 22, 2008, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), held 196,215 Common Shares. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund and SMidCap Offshore Fund, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by SMidCap Fund and SMidCap Offshore Fund. James
A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2008, there were 16,961,541 Common Shares outstanding as of October 24, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 1,308,100 Common Shares, or 7.7% of the Common Shares deemed issued and outstanding as of December 22, 2008. Harvey Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund and SMidCap Offshore Fund, if any.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following paragraph at the end thereof:

          The aggregate amount of funds used in making the purchases reported on this Schedule 13D Amendment No. 1 was $625,646.00, including brokerage commissions. All securities purchased by the Funds reported on this Schedule 13D Amendment No. 1 were acquired with cash from the respective assets of SMidCap Fund and SMidCap Offshore Fund.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and substituting the following in lieu thereof:

          As of December 22, 2008, SMidCap Fund held 1,111,885 Common Shares and SMidCap Offshore Fund held 196,215 Common Shares. Harvey Partners is the investment manager of the Funds, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Schwartz and Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2008, there were 16,961,541 Common Shares outstanding as of October 24, 2008. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, Harvey Partners is deemed to beneficially own 1,308,100 Common Shares, or 7.7% of the Common Shares deemed issued and outstanding as of December 22, 2008. Harvey Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund and SMidCap Offshore Fund, if any.

          Except as set forth above, no other Common Shares or securities convertible into, exercisable for or exchangeable for Common Shares are owned, beneficially or otherwise, by any of the persons referenced in Item 2.

          During the sixty (60) days on or prior to December 22, 2008, Harvey Partners effected the following open-market transactions in Common Shares or securities convertible into, exercisable for or exchangeable for Common Shares:
(1) SMidCap Fund purchased 261,970 Common Shares at a price of $2.00 per Common Share on December 22, 2008; and (2) SMidCap Offshore Fund purchased 46,230 Common Shares at a price of $2.00 per Common Share on December 22, 2008.

          Except as set forth above, none of the persons referenced in Item 2 has effected any transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, during the sixty (60) days on or prior to December 22, 2008.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           December 29, 2008


                                           HARVEY PARTNERS, LLC


                                        By: /s/ Jeffrey C. Moskowitz
                                           -------------------------------------
                                           Name:  Jeffrey C. Moskowitz
                                           Title: Managing Member



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).